MATERIAL EVENT


CORPORATE NAME:         EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY:    00124

TAXPAYER I.D:           91.144.000-8
-------------------------------------------------------------------------------

The following Material Event is reported by virtue of the stipulations of
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Chilean Superintendence of Securities and Insurance:

The following was resolved at the Regular Board of Directors' Meeting of Embotelladora Andina S.A., held April 26, 2005:

1. Mr. Juan Claro Gonzalez was appointed Chairman and Mr. Gonzalo Said Handal was appointed Vice-Chairman of the Company's Board of Directors.

2. The Executive Committee was also elected and it is composed by the Directors Mr. Jose Antonio Garces Silva (junior), Mr. Arturo Majlis Albala, Mr. Gonzalo Said Handal and Mr. Salvador Said Somavia. Additionally, this committee is also conformed by the Chairman of the Board, Mr. Juan Claro Gonzalez and the Company's Chief Executive Officer, Mr. Jaime Garcia Rioseco.

3. Also elected was the Directors' Committee in accordance with Article 50 bis of CL (Chilean Corporate Law), and it is composed by the Directors Mr. Juan Claro Gonzalez, Mr. Albert Cussen Mackenna and Mr. Gonzalo Said Handal. If any of them should be unable to attend, they can be replaced by their respective alternates.

4. Mr. Pedro Pellegrini Ripamonti, Chief Legal Officer of the Company, was appointed as the representative or authorized person to receive notifications should the General Manager, Mr. Renato Ramirez Fernandez be absent.


Santiago, April 27, 2005

(signed)

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                                -------------------------------
                                                Osvaldo Garay
                                                Chief Financial Officer


Dated: April 27, 2005